Filed Pursuant to Rule 433

Registration No. 333-232144

BARCLAYS

Fact Sheet | *January 27, 2021*

Phoenix AutoCallable Notes

Issuer:	Barclays Bank PLC
Tenor:	Approximately 18 months
Reference Assets:	The EURO STOXX 50 Index (Bloomberg ticker: "SX5E <Index>") and the S&P 500 Index (Bloomberg ticker: "SPX <Index>") (each, a 'Reference Asset')
Barrier Value:	For each Reference Asset, 70.00% of its Initial Value
Coupon Barrier Value:	For each Reference Asset, 70.00% of its Initial Value
Contingent Coupon Amount:	$4.583 per month (based on 5.50% per annum rate), to be determined on the Initial Valuation Date.

Selected Structure Definitions

Automatic Call: The notes cannot be redeemed for the first six months after the Issue Date. If, on any Call Valuation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Value, the notes will be automatically redeemed and you will receive a cash payment per $1,000 principal amount of notes on the related Call Settlement Date equal to the Redemption Price. No further amounts will be payable on the notes after the Call Settlement Date.

Contingent Coupon: If, on any Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Coupon Barrier Value, you will receive a Contingent Coupon equal to the Contingent Coupon Amount on the related Contingent Coupon Payment Date. Otherwise, you will not receive a Contingent Coupon on such date.

Payment at Maturity: If the Notes are redeemed prior to scheduled maturity, and if you hold the Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes (in addition to any Contingent Coupon that may be payable on such date) equal to:

- If the Final Value of the Least Performing Reference Asset is greater than or equal to its Barrier Value, $1,000 per $1,000 principal amount note
- If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, an amount calculated as follows:

$1,000 + [$1,000 × Reference Asset Return of the Least Performing Reference Asset]

If the notes are not redeemed prior to scheduled maturity, and if the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will be fully exposed to the decline of the Least Performing Reference Asset from its Initial Value. You may lose up to 100.00% of the principal amount of your notes at maturity.

Redemption Price: $1,000 per $1,000 principal amount note that you hold, plus the Contingent Coupon that will otherwise be payable on the Call Settlement Date.

All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated January 25, 2021 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

Hypothetical Payment at Maturity


$1500
$1400
$1300
$1200
$1100
$1000
$900
$800
$700
$600
$500
Payment at Maturity
-60 -50 -40 -30 -20 -10 0 10 20 30 40 50
Reference Asset Return of the Least Performing Reference Asset (

CUSIP / ISIN:	06747QZ42 / US06747QZ425
Initial Value:	The Closing Value of the Reference Assets on the Initial Valuation Date.
Final Value:	The Closing Value of the Reference Assets on the Final Valuation Date.
Initial Valuation Date:	February 1, 2021
Issue Date:	February 4, 2021
Final Valuation Date:	August 1, 2022
Maturity Date:	August 4, 2022

The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. ***Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.***

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement. Other Information This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink: https://www.creativeservices.barclays/docs/200007927/06747QZ42.pdf You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes. You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.